Exhibit 99.1

MHG: Share purchase programme for employees in Marine Harvest/Purchase of own shares

The Board of Directors of Marine Harvest ASA (the "Company") has resolved to offer all permanent employees in the Company and its Norwegian and Scottish subsidiaries the opportunity to purchase shares in the Company at a discounted price.

The offer to the employees is based on the price for the Company's shares on 9 December 2014 of NOK 99.259 per share.

The Norwegian Tax Act §5-14 provide Norwegian employees with a right to purchase shares with a discount of up to NOK 1,500 in such offer. Based on the above, eligible employees in Norway have been given two alternative offers. Alternative 1 is the purchase of 76 shares at a value of approximately NOK 7,500 with a tax-free discount of NOK 1,500 at a purchase price around NOK 6,000. Alternative 2 is the purchase of 152 shares at a value of approximately NOK 15,000 with a tax-free discount of NOK 1,500 and a taxable discount of NOK 1,500, at a purchase price around NOK 12,000.

Eligible employees in Scotland were given the same offers, however without any element of tax free discount.

At the end of the acceptance period, the Company had received acceptances of these offers from 595 employees for a total of 81,396 shares. In order to comply with its obligations under the acceptances received, the Company has, on 9 December 2014, purchased 81,396 shares in the market at an average price of NOK 99.259. These shares will be sold to the employees having accepted to participate in the share program on the terms referred to above.

Subsequent to these transactions, the Company will hold 40,970 own shares.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)